SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Clarification of the Embezzlement of Certificates of Deposit

On July 27, 2005, the Korea Exchange (KRX) requested Kookmin Bank to confirm reports relating to the embezzlement of certificates of deposit (“CDs”) by one of its employees.

Pursuant to this request, Kookmin Bank announced as follows:

•	The Embezzlement of Certificates of Deposit by an Employee of Kookmin Bank

•	Date on which the incident is acknowledged: July 26, 2005

•	Total embezzled amount: 25 billion Won

Kookmin Bank believes that one of its employees replaced lawful CDs with forged CDs in its vault and circulated the lawful CDs amounting to 25 billion Won in the private bond market.

Kookmin Bank filed charges against the suspect at the South Regional Prosecutors’ Office in Korea.

•	Forged Certificates of Deposit without Actual Cash Deposits

•	Date on which the incident is acknowledged: July 26, 2005

•	Total amount of forged CDs: 40 billion Won

CDs amounting to 40 billion Won deposited in Kookmin Bank’s safety box were discovered to be forged. Kookmin Bank is in the process of investigating the origination of the forged CDs.

If Kookmin Bank discovers any further material information with respect to the forged CDs, we will disclose such information with the relevant authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 27, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Executive Director / Senior Executive Vice President
& Chief Financial Officer

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